SAMSUNG
ELECTRONICS

07028211

7007 NOV 27 A 12:35

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

November 22, 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665.

Thank you.

Very truly yours,

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

dw 11/27

2007 NOV 27 A 12:25

SAMSUNG

ELECTRONICS

November 22, 2007

Investment in LCD Line 8-1

On November 22, 2007, the management committee of Samsung Electronics authorized an investment in expanding the existing LCD Line 8-1.

- Investment amount: KRW 2.056 trillion
- Purpose: To meet the growing market demand by enhancing production capacity
- Full capacity : 60K/month
- 8-1 phase2 ramp-up will start during '08, 3Q.

※ This investment will be made solely by Samsung Electronics.

END